Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
September 5, 2008
VIA EDGAR AND FACSIMILE
Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

Re:	Cleveland-Cliffs Inc Preliminary Proxy Statement on Schedule 14A
Filed on August 28, 2008
File No. 001-08944
Dear Mr. Duchovny:
We are submitting this letter on behalf of our client, Cleveland-Cliffs Inc (the “Company”), in response to comments made by you in your correspondence dated September 3, 2008 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement filed on August 28, 2008 ( the “Proxy Statement”). In response to the Comment Letter, the Company will file with the Securities and Exchange Commission an amended Preliminary Proxy Statement on Schedule 14A.
Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of your comments before the response.
Preliminary Proxy Statement
1.	Please fill in the blanks in your proxy statement.
The Company will fill in all blanks left in the Proxy Statement in its amended Preliminary Proxy Statement.
Voting at the Special Meeting, page 2
2.	We note that Harbinger has stated its belief that one of the presumptions, included in Exhibit C to your proxy statement and referenced here, contains an unlawful presumption. Please revise your disclosure to acknowledge the apparent disagreement between you and Harbinger on this matter of state law, explain why you believe the presumption is lawful, and describe the effects of the disagreement.
Harbinger has stated that it may raise challenges to presumption 9 included in Exhibit C to the Proxy Statement, which requires shareholders to certify that they are eligible to vote in both parts of the election, on the grounds that the presumption “may unlawfully disenfranchise shareholders.” Harbinger purports to reserve its rights – presumably to bring litigation – with respect to this presumption. The Company believes that any such challenge would be baseless.
The Ohio Legislature has expressly vested the Company’s board of directors with the authority to set procedures and presumptions. Ohio Revised Code § 1701.832 provides that in control share acquisition elections: (1) directors may establish presumptions and create proxies consistent with their fiduciary duties; and (2) efficiency and finality take priority over precision and certitude. See Ohio Revised Code § 1701.832(D). The Legislature clarified the procedures surrounding an control share acquisition election in 1997 following a challenge to Ohio’s Control Share Acquisition Act (the “Act”), where the court had assumed that the inspector of elections – rather than the directors – had ultimately authority to approve procedures. United Dominion v. Commercial Intertech, 943 F. Supp. 857, 869 (S.D. Ohio 1996).
In two previous instances, would-be acquirors have challenged self-certification procedures similar to those the Company has proposed here and the Act itself. In both cases, the courts rejected the acquirors’ attempt to enjoin the control share acquisition special meeting. See Northrop Grumman Corp. v. TRW, Inc., 2002 WL 32121845 (N.D. Ohio 2002); United Dominion (several of the obstacles cited by the United Dominion plaintiff are no longer part of the Ohio statute as a result of 1997 amendments).
The focus of the Act has remained constant. Now, as then, a corporation must identify which of its shareholders are “Interested Shareholders” with the meaning of the Act so that their shares may be excluded in determining the “Second Majority” needed to approve the transaction. Ohio Revised Code § 1701.831 itself, by creating the Second Majority requirement, establishes the principle that the Legislature intends to exclude interested shares from the Second Majority. Accordingly, presumptions that protect the Second Majority from inappropriate or inadvertent inclusion of interested shares are consistent with the Legislature’s intent. In creating a presumption that requires shareholders to certify their status, and in treating a shareholder who fails to certify their qualification as an “Interested Shareholder” in the Second Majority, the Directors are conforming their actions to the Legislature’s intent.
Recommendations by Cleveland-Cliffs’ Board of Directors, page 10
3.	Please clarify in the fifth bullet point whether the company’s board of directors may opt out of the Chapter 1704 restrictions. Also, tell us what consideration you have given to including Chapter 1704 of the Ohio Revised Code as an appendix to your proxy statement.

Chapter 1704 of the Ohio Revised Code generally prohibits any person who beneficially owns 10% or more of the Company’s outstanding common shares from engaging in mergers, consolidations, majority share acquisitions, asset sales, loans and certain other transactions for a three-year period after acquiring the 10% ownership, unless approval for the initial acquisition of 10% or more is first obtained from the Company’s board of directors.
We have made the requested clarification in the amended Preliminary Proxy Statement to reflect the fact that an Ohio corporation’s board of directors cannot waive Chapter 1704 after a person acquires beneficial ownership of 10% or more of such corporation’s outstanding common shares. We have also included the text of Chapter 1704 of the Ohio Revised Code as an exhibit to the amended Preliminary Proxy Statement.
Form of Proxy
4.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.
The Company has revised the form of proxy in the amended Preliminary Proxy Statement to indicate that the proxy is a draft.
If you have any questions regarding these matters please do not hesitate to contact me at (216) 586-7302.
Sincerely,
/s/ James P. Dougherty
James P. Dougherty
cc:
George W. Hawk
General Counsel and Secretary
Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, Ohio 44114-2544
Lyle G. Ganske
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114-1190